LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 30, 2023
Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Dear Ms. Miller:
This correspondence responds to the comments you provided the Trust regarding a review by the staff of the Commission (the “Staff”) of the annual shareholder reports filed on Form N-CSR for the Trust’s fiscal years ended April 30, 2022, May 31, 2022, and December 31, 2022 (each, an “Annual Report” and collectively, the “Annual Reports”) with respect to the following series of the Trust (each, a “Fund” and collectively, the “Funds”):

Series Identifier	Fund Name	Fiscal Year End
S000066967	Core Alternative ETF	4/30/2022
S000074340	Wahed Dow Jones Islamic World ETF	5/31/2022
S000065986	Wahed FTSE USA Shariah ETF	5/31/2022
S000065293	Roundhill Video Games ETF	12/31/2022
S000068603	Roundhill Sports Betting & iGaming ETF	12/31/2022
S000072321	Roundhill Ball Metaverse ETF	12/31/2022
S000073924	Roundhill IO Digital Infrastructure ETF	12/31/2022
S000074284	Roundhill MEME ETF	12/31/2022
S000074090	Roundhill Cannabis ETF	12/31/2022
For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.With respect to the Roundhill Investments Inc. website, please update the Distribution Calendar for all Roundhill Funds for 2023.
Response:    The Trust confirms the 2023 Distribution Calendar was updated on May 5, 2023.
Comment 2.The Staff noted the Funds held REITs. Please consider adding disclosure to the “Notes to the Financial Statements” to state that “the distributions received from REITs may be classified as dividends, capital gains, or return of capital.”
Response:    The Trust confirms that when REITs are held during future periods, it will include disclosure stating that “the distributions received from REITs may be classified as dividends, capital gains, or return of capital.”
Comment 3.With respect to the Core Alternative ETF, the Staff noted disclosure of significant ownership in the Fund per the review of the Financial Statements. Please explain how large shareholder and shareholder concentration risk is addressed in the summary and statutory prospectuses.
Response:    The large shareholder in question was a seed investor in 2017. Due to increased assets in the Fund and the large shareholder decreasing its investment in the Fund (e.g., as of April 30, 2023, the shareholder held 15.29% of the Fund’s outstanding shares), the adviser to the Fund does not expect the shareholder to increase their investment in the Fund over 25% of outstanding shares in the future. The adviser has not and does not seek out large investors to invest in the Fund nor is the Fund specifically designed to attract large investors, therefore, the Fund has not previously disclosed large shareholder risk in its Prospectus because it does not deem it to be a principal risk of investing in the Fund.

Comment 4.With respect to the Roundhill Cannabis ETF, please explain what the amount payable for open swap contracts relates to. In addition, please explain what $741,890 in the offsetting table in Note 2 to the Financial Statements relates to.
Response:    The “amount payable for open swap contracts” represents the loss amount accrued on swaps held at the December 30, 2022 monthly reset date that the Roundhill Cannabis ETF is responsible for paying to the Broker. Additionally, the $741,890 shown in the “financial instruments” column in the offsetting table in Note 2 to the Financial Statements represents financial instruments held by the Fund that are set aside to cover the liability associated with derivative exposures of the Fund but that were not offset in the Statement of Assets & Liabilities. The Trust confirms that it will more clearly disclose this information in future reports.

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If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at kent.barnes@usbank.com or 414-550-7433.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary
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